Exhibit 2


                           Share Purchase Agreement,

                            dated October 8, 2002,

by and between Vattenfall AB and Song Networks Holding AB, relating to all issued shares in Arrowhead AB.

                           SHARE PURCHASE AGREEMENT


                                    BETWEEN


                             VATTENFALL AB (PUBL)


                                      AND


                        SONG NETWORKS HOLDING AB (PUBL)




                                   REGARDING

                             ALL ISSUED SHARES IN

                                 ARROWHEAD AB

TABLE OF CONTENTS


                                                                           Page
                                                                           ----

1.    DEFINITIONS and interpretation.........................................1


2.    Purchase and Sale......................................................4


3.    PURCHASE PRICE.........................................................4


4.    CONDITIONS PRECEDENT to Closing........................................4


5.    CLOSING................................................................5


6.    REPRESENTATIONS AND WARRANTIES of the seller...........................5


7.    REpresentations and warranties of the purchaser.......................13


8.    COVENANTs of the seller...............................................14


9.    INDEMNIFICATION.......................................................15


10.      MISCELLANEOUS......................................................16


11.      Termination........................................................18


12.      GOVERNING LAW AND ARBITRATION......................................18

                           SHARE PURCHASE AGREEMENT

THIS SHARE PURCHASE AGREEMENT, dated as of 8 October 2002, is entered into by and between

1. VATTENFALL AB (publ), a company organised under the laws of The Kingdom of Sweden, with registration number 556036-2138 (the "Seller"); and

2. SONG NETWORKS HOLDING AB (publ), a company organised under the laws of The Kingdom of Sweden, with registration number 556512-7031 (the "Purchaser").

(together the "Parties and each a "Party")


WHEREAS

A. The Seller owns all of the issued shares in Arrowhead AB, a company duly incorporated and organised under the laws of Sweden.

B. On the date hereof, the Parties have entered into the Restructuring and Investment Agreement for purposes of, inter alia, restructuring the Purchaser's group. As part of the restructuring contemplated under such agreement, the Seller will sell and the Purchaser will purchase all of the issued shares in the Company on the terms and conditions set out in this Agreement.


NOW THEREFORE the Parties agree as follows:

1.    DEFINITIONS AND INTERPRETATION

1.1 In this Agreement, the following terms and expressions shall have the following meanings:

      Agreement                    means this Share Purchase Agreement
                                   including the Schedules by and between the Seller and the Purchaser, as it may be amended from time to time.

      Claim means a claim for compensation made by the Purchaser against the Seller due to a breach of the Seller's representations and warranties set forth in Section 6.

      Closing means the completion of the sale and purchase of the Shares pursuant to this Agreement.

      Company                      means Arrowhead AB, registration number
                                   556528-4816.

      Effective                    Date means 10 January 2003, unless
                                   otherwise agreed between the

      Parties. Encumbrance means any debenture, mortgage, charge, lien, deposit by way of security, bill of sale, lease, hire-purchase, credit-sale or other agreement for payment on deferred terms, option or right of pre-emption or any other encumbrance.

      Financial                    Statements means the audited financial
                                   statements of the Company for the financial years 2000 and 2001 and the management accounts as at and for the relevant periods ended on 31 March 2002, 30 June 2002 and 31
                                   August 2002, as well as the notes to such financial statements.

      Governmental                 Entity means any court, tribunal or
                                   administrative, governmental or regulatory body, agency, commission, division, department, public body or other authority, whether supra-national, national or local.

      Material                     Contracts means:

                                   (i)   all agreements (whether written or
                                         oral) giving the Company access to
                                         dark fibre or other transmission
                                         capacity in the Network;

                                   (ii)  all agreements (whether written or
                                         oral) with the ten largest customers
                                         (by revenue) of the Company; and

                                   (iii) all agreements (whether written or
                                         oral) for operation and maintenance
                                         of the Network;

                                   including, without limitation, the
                                   contracts listed in Schedule A.

Network means the opto-fibre network described in Schedule B.

Purchase Price means the consideration for the Shares as set out in Clause 3.1. Purchaser means Song Networks Holding AB, 556512-7031.

Restructuring and                  means the Restructuring and Investment
Investment Agreement               Agreement regarding the Song Networks
                                   Holding AB group, entered into among the Purchaser, Song Networks N.V., the
                                   Participating Bondholders (as defined
                                   therein), the Seller, Stena Adactum AB and the Company on the date hereof. Seller means Vattenfall AB, 556036-2138.

Shares means all of the 2,500 issued shares of the Company, each with a nominal value of SEK 1,000.

Taxes means any income tax, corporation tax, capital gains tax, transfer tax, value added tax, sales tax, capital duty tax, withholding tax, stamp duty, social security fees and all other forms of taxes, excise or fees and all penalties, charges and interest relating to any of the foregoing.

1.2   Interpretation


      (a) When a reference is made in this Agreement to a Clause, Section or Schedule, such reference shall be to a Clause or Section of, or a Schedule to, this Agreement unless otherwise indicated.

      (b) The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

      (c) Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation."

      (d) The words "hereof," "herein" and "hereunder" and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.

      (e) All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein.

      (f) The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term.

      (g) Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein.

2.    PURCHASE AND SALE

      At Closing and upon the terms and subject to the conditions set forth in this Agreement, the Seller shall sell and the Purchaser shall purchase the Shares free and clear from all Encumbrances and together with all accrued rights and benefits pertaining thereto.

3.    PURCHASE PRICE

3.1   The Purchase Price for the Shares shall be SEK 100,000,000
      (one-hundred-million).

3.2 The Purchaser shall pay the Purchase Price to the Seller at Closing in cash, such cash consideration to be paid by the Purchaser to the Seller in immediately available funds pursuant to written wire transfer instructions delivered by the Seller to the Purchaser prior to the Effective Date.

3.3 No interest shall accrue on the Purchase Price during the period from the date of this Agreement and the Effective Date.

4.    CONDITIONS PRECEDENT TO CLOSING

4.1 The obligation of each of the Parties to complete the sale and purchase of the Shares under this Agreement shall be conditional to the fulfilment of the conditions precedent set forth in Article 9 of the Restructuring and Investment Agreement, which hereby are incorporated by reference.

4.2 The obligation of the Purchaser to complete the purchase of the Shares under this Agreement shall be conditional to the Seller having fulfilled all its material obligations under Article 2 and Section 5.1 (b) of the Restructuring and Investment Agreement.

4.3 Each of the Parties shall, in its own discretion, be entitled to waive any unfulfilled conditions set forth in Clause 4.1.

4.4 The Purchaser shall, in its own discretion, be entitled to waive any unfulfilled conditions set forth in Clause 4.2.

4.5 Each Party will use all reasonable endeavours to fulfil or procure the fulfilment of the conditions set out in Clauses 4.1, and the Purchaser will use all reasonable endeavours to fulfil or procure the fulfilment of the conditions set forth in Clause 4.2, and will notify the other Party in writing immediately of the satisfaction of any such conditions.

5.    CLOSING

5.1 Closing shall take place on the Effective Date at 9 a.m. (Stockholm time) at the offices of Gernandt & Danielsson Advokatbyra AB in Stockholm, Sweden, unless otherwise agreed.

5.2   At Closing:

      (a) the Seller shall transfer the ownership of the Shares and shall deliver into the Purchaser's possession the share certificates representing the Shares duly endorsed in blank;

      (b)   the Purchaser shall pay the Purchase Price as set out in Clause 3.2;

      (c) the Seller shall transfer its claim against the Company to the Purchaser for a consideration of SEK 1 (one), as set forth in Clause 8.5;

      (d) the Seller shall procure that all mortgages, charges, pledges and other Encumbrances over the assets of the Company are discharged and shall deliver to the Purchaser evidence of such discharges;

      (e) the Purchaser shall procure that an extraordinary general meeting is held in the Company in order to elect new board members. The Seller shall procure that each board member who has been elected by a general meeting and who is not re-elected resigns without any claim for compensation of whatever nature. The Purchaser shall procure that each current board member is discharged from liability as regards the period of his or her office until Closing at the next annual general meeting of the Company, provided that the auditors of the Company recommend that such discharge be granted;

      (f) the Seller shall deliver to the Purchaser all powers of attorney issued by the Company;

      (g) the Seller shall cause the Company, at the Purchaser's request, to issue powers of attorney enabling the persons appointed by the Purchaser to sign for and on behalf of the Company until new signatories have been duly registered; and

      (h) each Party shall do or procure to be done all reasonable acts necessary to consummate the transactions contemplated by this Clause 5.2.

6.    REPRESENTATIONS AND WARRANTIES OF THE SELLER

      The Seller represents and warrants that the following statements are true and correct as of the date expressly stated in the relevant Clause or, otherwise, as per the date hereof and at the Effective Date:

6.1 Corporate Organization. Each of the Seller and the Company is a corporation duly incorporated and validly existing under the laws of Sweden and is duly qualified to conduct business as it is now being conducted or presently proposed to be conducted.

6.2 Power, Authority and Authorization. The execution, delivery and performance of this Agreement by the Seller has been duly authorized by all necessary corporate actions on the part of the Seller, and the person executing this Agreement on behalf of the Seller is duly authorized to do so.

6.3 No Conflicts. The execution, delivery and performance of this Agreement by the Seller does not and shall not (i) violate any provision of any law, rule or regulation applicable to it or any of its subsidiaries or its organizational documents or those of any of its subsidiaries or (ii) conflict with, result in a breach of or constitute (with due notice or lapse of time or both) a default under any material contractual obligations to which it or any of its subsidiaries is a party or under its organisational documents.

6.4 Ownership of the Company. The Seller is as of the date hereof, and will be as of the Effective Date, the legal owner of 100% of the Shares, and such ownership interest and the share capital, consisting of 2,500 shares, each of a nominal value of SEK 1,000, has been validly issued and is fully paid and non-assessable.

6.5 Capitalization. Except for the Shares, there are no authorized, issued, reserved for issuance or outstanding:

      (i)   shares or voting securities of the Company;

      (ii) securities of the Company convertible into or exchangeable for shares or voting securities of the Company;

      (iii) warrants, calls, options or other rights to acquire from or subscribe to the Company, or any obligation of the Company to issue, any shares or voting securities or securities convertible into or exchangeable or exercisable for shares or voting securities of the Company or any other securities in respect of, in lieu of or in substitution for shares; and

      (iv) there are no outstanding obligations of the Company to repurchase, redeem or otherwise acquire or dispose of any such securities or to issue, deliver, sell, pledge or otherwise encumber, or cause to be issued, delivered, sold, pledged or otherwise encumbered, any such securities.

            All of the outstanding shares of the Company have been validly issued and are fully paid, non-assessable and free of pre-emptive rights and are owned by the Seller.

6.6   The copy of the articles of association of the Company set forth in
      Schedule 6.6 is true, accurate and complete.

6.7 No Participation. Except for the shares held in Triangelbolaget D4 AB, which will be transferred in accordance with Clause 8.4, the Company does not own or hold any interest of any nature whatsoever in any shares or other securities or participation of any entity. Nor has it, or has agreed to become, a member of any joint venture, consortium, partnership or any unincorporated association, and the Company is not, nor has agreed to become, party to any agreement or arrangement for sharing of commissions or other income.

6.8 Business and Operations. The Company does not conduct any other business than to own and manage opto-fibre cables and to let indefeasible rights of use regarding optic fibre cables within the field of data and telecommunication. The Company does not have any branch, agency, place of business or permanent establishment outside Sweden, with the exception of repeater stations, network and other similar installations.

6.9 Books and records. All the accounts, books, minutes from shareholders' meetings and board meetings, ledgers and financial records are in the Company's possession, and have been in all material respects properly and accurately kept and completed and all corporate filings have been duly and timely made. Since 6 February 2002, no shareholders' resolution of any kind has been passed in relation to the Company.

6.10 Financial Information. The Financial Statements and other financial information provided by the Company to the Purchaser and the Purchaser's advisers:

      (a) comply in all material respects with applicable accounting requirements and the published rules, regulations and guidelines of all relevant authorities with respect thereto, have been prepared in accordance with applicable accounting requirements applied on a consistent basis, except as reflected in such financial information;

      (b) present a true and fair view of the financial position of the Company as at the dates and the results of operations of the Company for the periods stated therein; and.

      (c) contain and reflect such reserves as were required by applicable accounting principles to be reflected in such statements as of said dates including but not limited to all liabilities - actual, contingent or accrued - and for all reasonably anticipated losses and costs.

6.11  Save as disclosed in the Financial Statements, the Company:

      (a) has not issued any guarantee or indemnity in respect of the obligation or solvency of any third party,

      (b) is not otherwise responsible for the obligations of any person, and

      (c) is not committed to any indebtedness other than indebtedness arising in the ordinary course of business, excluding the debt to the Seller which shall be transferred to the Purchaser as set forth in Clause 8.5.

6.12  At the Effective Date:

      (a) and prior to Closing, all receivables and payables between, on the one hand, the Company and, on the other hand, the Seller or any other company within the Vattenfall AB group shall have been settled, including without limitation the amounts outstanding to Vattenfall Regionnat AB under the IRU agreement dated on or about 27 September 2002 but excluding the interest bearing debt referred to in Clause 6.12 (b) (ii) below;

      (b) thereafter, the sum of inventory, trade and other receivables and cash and bank balances of the Company shall be more than or equal to the liabilities of the Company (excluding (i) the long and short term debts to Utfors relating to the lease agreement dated 31 May 2002 (the amount of which was originally SEK 55 million),
            (ii) the interest bearing debt to the Seller (which will be transferred to the Purchaser as set forth in Clause 8.5), and
            (iii) share capital);

      (c) the Company shall have no long term debts except the debts set forth in this Clause 6.12 (b) (i) and (ii) above;

      (d) the Company shall have no interest bearing debt except the interest bearing debt to the Seller, which shall be transferred to the Purchaser as set forth in Clause 8.5; and

      (e) the shareholders' equity of the Company shall not be less than the registered share capital of the Company.

6.13 Insolvency. The Company is solvent and is not subject to bankruptcy, insolvency, or any form of bankruptcy, liquidation, reconstruction or other insolvency proceeding. There are no potential actions or circumstances which might result in the Company being subject to bankruptcy, liquidation, reconstruction or insolvency or any other form of bankruptcy, liquidation or other insolvency proceeding.

6.14 Absence of Significant Changes. Except as contemplated by this Agreement, since 31 August 2002, the Company has conducted its business in the ordinary course consistent with good business practice and there has not been:

      (a) any material adverse effect on the business, operating or financial position or prospects of the Company;

      (b) any material change in the method of accounting or accounting practices of the Company, other than changes required by applicable accounting rules and regulations;

      (c) any direct or indirect redemption, purchase or other acquisition of any shares by the Company or any declaration, setting aside or payment of any dividend or other distribution (whether in cash, stock or property) in respect of such shares, other than announced cash dividends; or any issuance of shares:

      (d)   any merger or consolidation with any other person;

      (e) any acquisition or disposal of a material amount of assets or property; or

      (f) any material investment or engagement in any similar or other extraordinary business transaction.

6.15 Absence of Undisclosed Liabilities. There are no liabilities of the Company of any kind whatsoever, whether or not accrued and whether or not contingent or absolute, determined or determinable, that are material to the Company, other than liabilities incurred in the ordinary course of business consistent with good business practice.

6.16 Except as set forth in Schedule 6.16, there is, as at the date of this Agreement (or the Effective Date as to transactions between, on the one hand, the Company and, on the other hand, the Seller or any other company in the Vattenfall AB group), no individual material long-term payment obligation of the Company with a duration of more than one year and with an annual cost to the Company of more than SEK 500,000.

6.17 Intra-group Arrangements. All agreements and arrangements between the Seller, or any subsidiaries or affiliates of the Seller, on the one hand and the Company on the other hand are on arm's-length and fair market terms.

6.18 Litigation. Except for the dispute with the former employee Robert Tejme, which has been settled by the Company paying Robert Tejme an amount of SEK 1,000,000, there are, as at the date hereof, no claims, actions, suits, proceedings or investigations pending or threatened against the Company or any of its assets before any Governmental Entity or arbitration tribunal which, individually or in the aggregate, have a reasonable likelihood of resulting in a material adverse effect on the condition (financial or otherwise, including for the avoidance of doubt any tax consequences) of the business assets, results of operations or prospects of the Company. The Company is not subject to any outstanding order, writ, injunction or decree which would have, individually or in the aggregate, a material adverse effect on the condition (financial or otherwise, including for the avoidance of doubt any tax consequences) of the business assets, results of operations or prospects of the Company.

6.19 Compliance. The Company is not in conflict with, or in default or violation of, (i) any law, rule, regulation, order, judgment or decree applicable to the Company or by which any property or asset of the Company is bound or affected, or (ii) any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Company is a party or by which the Company or any property or asset of the Company is bound or affected, except for any such conflicts, defaults or violations that would not, individually or in the aggregate, prevent or materially delay consummation of the transactions contemplated hereby, or otherwise prevent the Company from performing its obligations under this Agreement and do not, individually or in the aggregate, have a material adverse effect on the condition (financial or otherwise, including for the avoidance of doubt any tax consequences) of the business assets, results of operations or prospects of the Company.

6.20 Licenses and Permits. The Company has obtained all necessary permissions and licenses from all relevant Governmental Entities in order to carry out all of the activities carried out by it and no circumstances have occurred or currently exist which would or may give rise to any right on the part of the relevant Governmental Entities to revoke, terminate or materially alter the terms of all or any such permissions or licenses. The Company has fully complied with all its obligations and liabilities under or in relation to all of such permissions and licenses and is not in breach or default of any of the provisions of any of them.

6.21 Title to Assets. All assets of the Company, including all debts due to the Company, used or held for the purpose of the Company's business, are the absolute property of the Company and all such assets and all assets and debts which have subsequently been acquired or arisen are the absolute property of the Company.

6.22 Title to Network. Without prejudice to the generality of Clause 6.21, the Company:

      (a) has full legal title to the cable, duct, sea-cable and equipment described in Schedules 1 and 2 to the Amendment Agreement dated 4 July 2002 among Pangea Europe Ltd (in administrative receivership), Pangea Networks Sweden AB (in bankruptcy), Pangea Networks Norway AS (in bankruptcy), Pangea Networks Services ApS (in bankruptcy), the Company and Figuration AB; and

      (b) has, pursuant to the respective agreement, legal and valid rights to use for dark fibre or transmission capacity in the Network sufficient for its business as currently conducted, without any increasing cost.

6.23 Possession of Assets. All such assets are, where capable of possession, in the possession of or under the control of the Company and the Company is entitled to take possession or control of such assets.

6.24 No Encumbrance of Assets. None of the material property, assets, undertaking, goodwill or uncalled capital of the Company is subject to any Encumbrance or any agreement or commitment to give or create any of the foregoing, except for such Encumbrance or agreement or commitment which would not have a material adverse effect on the condition (financial or otherwise, including for the avoidance of doubt any tax consequences) of the business assets, results of operations or prospects of the Company.

6.25 Plant and Machinery, etc. The plant, machinery, vehicles and all other equipment owned or used in connection with the Company's business are, subject to normal wear and tear, in reasonable working order having regard to their age and use.

6.26 Network Performance. The operational performance of the Network meets such service levels that (i) the Company has agreed with its ten largest customers (by revenue) or (ii) are generally applied in the industry in which the Company operates.

6.27 Real Estate. As per the date of this Agreement the real estate set out in Schedule 6.27 comprise all the real estate owned, leased, occupied or otherwise used in connection with the business of the Company.

6.28 Environmental. There are no past or present conditions or circumstances present at any real property owned or leased by the Company or arising out of the Company's business, which have given or are reasonably anticipated to give rise to: (a) violation of any environmental/health law or environmental/health permit; (b) liabilities or obligations for any notification, investigation, clean-up, remediation or other corrective work under any such law or permit; (c) claims arising under any such law or permit for personal injury, property damage or damage to natural resources or the environment, or (d) fines, penalties or other monetary assessments under any environmental or health law or permit.

6.29 Material Contracts. The Material Contracts are in full force and effect and the Seller is, after having made due inquiries, not aware of any default, or event which after notice or lapse of time or both would constitute a default, by any party obligated thereunder and neither the Seller nor the Company has received or given notice to terminate any such contract. All Material Contracts have, when originally entered into by other parties, been fully and legally transferred to the Company.

6.30 Except for the Material Contracts, there is no right, obligation or agreement of the Company, the failure, termination or cancellation of which individually would result in a material adverse effect on the condition (financial or otherwise, including for the avoidance of doubt any tax consequences) of the business assets, results of operations or prospects of the Company.

6.31 The Company has not entered into any agreement on terms less favourable to the Company than market terms.

6.32 Assets and Contracts Sufficient for the Business. The assets owned or held by the Company together with the contracts to which the Company is a party comprise all assets and contracts necessary for the continuation of its business as presently conducted.

6.33 To the Seller's knowledge, no circumstance or event has occurred, or may reasonably be expected to occur, which would result in any material limitation or restriction in the operation of the Company's activities as presently conducted.

6.34 Intellectual Property Rights. The intellectual property rights used by the Company and all pending applications are (or where appropriate in the case of pending applications, will upon registration be) legally owned by, licensed to or used under the authority of the owner by the Company. The intellectual property rights which are owned by the Company (whether registered or not) and all pending applications therefore are (or where appropriate in the case of pending applications, will upon registration be) in force and are not being infringed or attacked or opposed by any person. The Company does not use any intellectual property rights which belong to a third party except pursuant to a valid, written license or other agreement. The principal products and services of the Company do not infringe any rights or interests of third parties in intellectual property rights. No claims of infringement of any such rights or interest have been made by any third party.

6.35 Insurance. The Company maintains insurance adequate and customary for the conduct of the Company's business and is not in default under any applicable insurance contracts.

6.36 Employment, Pension Agreements and Labour Matters. The employees of the Company are employed on such terms that are generally applied in Sweden and no extraordinary benefits have been granted, including, inter alia, pension benefits. Any and all collective bargaining agreements to which the Company is a party have been entered into on terms which are normal and customary for companies carrying out activities similar to the Company's business.

6.37 No employee or officer of the Company has a period of termination notice which is in excess of twelve months (unless so provided for under law or a collective bargaining agreement) or is entitled to any severance payment.

6.38 As per the date of this Agreement and except as set out in Schedule 6.38, there is no former employee of the Company that has a right of re-employment by the Company.

6.39 Taxes. All necessary Tax and other returns and reports required to be filed prior to the Effective Date by the Company have been duly and timely filed with the appropriate authorities and all such returns and reports have been prepared in accordance with applicable laws and regulations. During the five-year period preceding the Effective Date there has been no tax audit, and there is no tax audit pending, with respect to the Company.

6.40 The Company has made proper reservations for accrued but unpaid Taxes as per the Effective Date.

6.41 All Taxes due prior to the Effective Date have been fully and timely paid. No deficiency in Tax payment or any additional assessment of Tax in respect of the period up to and including the Effective Date will be claimed or made by any authority for any year or part thereof in respect of the Company.

6.42 Change of Control. Except for the agreement with RSL COM Sweden AB dated 1 February 2002 for which the Seller will use its best efforts to seek a waiver, the Company is not a party to any agreement or arrangement under the terms of which any other party will by reason of any change of control of the Company (either through a change in the ownership of the shares in the Company, a change in management of the Company or otherwise), be entitled to terminate or amend the agreement or arrangement or exercise any right thereunder, nor will any such change of control of the Company automatically result in any termination, amendment or payment or any other right or entitlement. The execution of the transactions contemplated under this Agreement does not (i) result in the creation of any mortgage, lien, pledge, security interest, option or other Encumbrance of any kind upon any of the assets of the Company, or (ii) require any registration of filing with or consent, approval, permit, authorization or action by any Governmental Entity.

6.43 Finders and Advisors. No financial advisor, broker, agent or finder has been retained by the Company in connection with this Agreement or any transaction contemplated hereby, and no such financial advisor, broker, agent or finder is entitled to any fee or other compensation on account of this Agreement or any transaction contemplated hereby. Neither the Seller, nor the Company has promised any bonus or other remuneration to any of the employees of the Company in relation to the successful completion of the transactions contemplated by this Agreement.

6.44 Full Disclosure. There are no material facts or circumstances concerning the Company not disclosed to the Purchaser that might reasonably have been expected to affect a reasonable general buyer's decision to enter into this Agreement on the terms set forth herein.

7.    REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

7.1 Corporate Organization. The Purchaser is a corporation duly incorporated and validly existing under the laws of Sweden and is duly qualified to conduct business as it is now being conducted or presently proposed to be conducted.

7.2 Power, Authority and Authorization. The execution, delivery and performance of this Agreement by the Purchaser has been duly authorized by all necessary corporate actions on the part of the Purchaser, and the person executing this Agreement on behalf of the Purchaser is duly authorised to do so.

7.3 No Conflicts. Except as set forth in the Song Disclosure Schedule (as defined in the Restructuring and Investment Agreement), the execution, delivery and performance of this Agreement by the Purchaser does not and shall not (i) violate any provision of any law, rule or regulation applicable to it or its organizational documents or (ii) conflict with, result in a breach of or constitute (with due notice or lapse of time or both) a default under any material contractual obligations to which it is a party or under its organisational documents.

8.    COVENANTS OF THE SELLER

8.1 For a period of two (2) years from the Effective Date, the Seller undertakes not to launch or acquire any fully owned subsidiary in Sweden, the primary business of which would compete directly with the business of the Company as carried out at the date hereof and at the Effective Date.

8.2 From the date of this Agreement until the Effective Date, except as expressly contemplated in this Agreement or as required by law, the Seller shall cause the Company to conduct its business in the ordinary course and take such measures and actions as are required to fulfil the implementation of the Business Plan (as defined in the Restructuring and Investment Agreement), and shall use all reasonable efforts to preserve intact its material business organisations and relationships with third parties (including but not limited to their respective relationships with customers, suppliers, key employees and business partners).

8.3 The Seller shall from the date of this Agreement until the Effective Date not cause the Company to take any action that would knowingly cause any of the representations and warranties set forth in this Agreement to be untrue or incorrect in any material respect.

8.4 The 525 issued shares in Triangelbolaget D4 AB, 556007-9799, each with a nominal value of SEK 50, which are currently owned by the Company will be transferred to the Seller prior to the Effective Date. Such share transfer will be made on such terms and conditions so that no risk relating to (i) the business of Triangelbolaget D4 AB, whether past, present or future, or (ii) the Company's shareholding in Triangelbolaget D4 AB (including under any shareholders' agreement) will remain with the Company. The Seller agrees to fully indemnify and hold harmless the Purchaser and the Company against and in respect of any and all damages, claims, losses, liabilities, costs and expenses incurred or suffered by the Purchaser or the Company relating to the Company's holding of shares in Triangelbolaget D4 AB.

8.5 The Parties agree that at Closing, there will be a substantial debt of the Company owed to the Seller (including without limitation amounts originally owed to another Vattenfall AB group company, which claims, to the extent outstanding, the Seller undertakes to cause to be transferred to it prior to Closing). The Parties agree that such claim of the Seller will be transferred to the Purchaser at Closing in consideration of the payment by the Purchaser of SEK 1 (one), provided however that the Seller, in its own choice, may as a shareholder contribute unconditionally to the Company the whole or part of the claim. The Seller agrees to fully indemnify and hold harmless the Purchaser and the Company against and in respect of any and all damages, claims, losses, liabilities, costs and expenses incurred or suffered by the Purchaser or the Company due to the transactions contemplated in this Clause 8.5.

9.    INDEMNIFICATION

9.1 The Seller shall indemnify and hold harmless the Purchaser or, at the Purchaser's option, the Company, and their respective successors and assigns against and in respect of any and all damages, claims, losses, liabilities, costs and expenses incurred or suffered by the Purchaser or the Company due to any breach of a representation or warranty contained in Section 6, provided however, that the Seller's liability shall not exceed its liability had reduction of the purchase price (Sw: nedsattning av kopeskillingen) been the sole and exclusive remedy for a breach of such representations and warranties. Except as follows from this Clause 9.1, no other remedies under the Swedish Sale of Goods Act (Sw: koplagen (1990:931)) shall be available for a breach of the representations and warranties contained in Section 6.

9.2   No limitations shall apply to the Seller's obligations under this
      Section 9 (Indemnification) in case the Seller knowingly or grossly negligently (i) makes a misrepresentation or (ii) breaches a warranty under this Agreement.

9.3 Notwithstanding anything to the contrary in this Agreement, the Seller's liability for Claims shall be subject to each of the following limitations:

      (a) The Purchaser shall not be entitled to make any Claims hereunder and the Seller shall not be liable for such Claims to the extent the Purchaser, any subsidiary of the Purchaser or its advisers had actual knowledge of such breach prior to the execution of this Agreement.

      (b) No Claim may be made by the Purchaser and no liability shall arise in respect of any damage or loss if and to the extent such damage or loss:

                 (i) occurs as a result of any legislation, regulations or tax rates not in force at the Effective Date, or which take effect retroactively, or occurs as a result of any change in the generally established practice of relevant authorities or governmental bodies;

                 (ii) is recoverable under a policy of insurance in force on the Effective Date or which would have been recoverable had the insurance protection level which existed on the Effective Date been continued; or

                 (iii)  is the subject of a specific accrual,
                        allowance, provision or reserve in the
                        Financial Statements, provided that such accrual, allowance, provision or reserve has not been, or should not have been, dissolved on the date hereof.

9.4 Subject to Clause 9.5, the Purchaser shall give prompt written notice to the Seller of any Claim hereunder describing in reasonable detail the nature of the Claim and, if possible, a good faith estimate of the amount claimed; provided, however, that the failure of the Purchaser to give notice as provided in this Clause 9.4 shall not relieve the Seller of its obligations under this Section 9, except to the extent that the Seller shall have suffered damages as a result of such failure, in which case the indemnification obligations of the Seller hereunder shall be reduced by the amount of such damages.

9.5 A Claim shall not be valid unless notice in writing of such Claim has been given to the Seller within:

      (a) with respect to Claims that are not based on a breach of a representation or warranty contained in Clauses 6.39-41 (Taxes) and 6.28 (Environmental), thirteen (13) months after the Effective Date;

      (b) with respect to Claims which are based on a breach of a representation or warranty contained in Clauses 6.39-41 (Taxes) and 6.28 (Environmental), six months (i) after the expiry of the period provided by the statute of limitations applicable to such tax or environmental liability or (ii) after a final decision by the competent authority or court, whichever is the later.

9.6 The Purchaser shall not be entitled to a reduction of the Purchase Price under this Agreement unless and until the aggregate amount of all Claims exceeds SEK 5,000,000 (five million), in which case recovery can be made for the full amount, subject to all other limitations provided for in this Agreement.

9.7 If any Claim consists of a tax-deductible cost, then the amount of the Claim shall be reduced with the actual tax savings available to the Purchaser or the Company.

9.8 The Seller's total and aggregate liability under this Agreement shall in no event exceed a maximum amount corresponding to SEK 100,000,000. This limitation of liability shall not apply to the Seller's liability under Clause 8.5.

9.9 The Seller shall (in its choice) be given the opportunity, at its own cost, to handle or take part in the handling of any claim from a third party that may result in the Seller being liable pursuant to this
      Section 9. The Seller shall handle such claim in consultation with the Purchaser. The Seller shall be given access to all information, whether written or oral, which is required in order to counter such claim, except where such information constitute trade secrets or other confidential information.

10.   MISCELLANEOUS

10.1 This Agreement sets forth the entire understanding of the Parties with respect to the transaction contemplated hereby. It shall not be amended or modified except by a written instrument duly executed by each of the Parties. Any and all previous agreements and understandings between the Parties regarding the subject matter hereof, whether written or oral, are superseded by this Agreement.

10.2 The failure of any Party to insist upon strict adherence to any term of this Agreement on any occasion shall not be considered a waiver of any right hereunder, nor shall it deprive that party of the right thereafter to insist upon the strict adherence to that term or any other terms of this Agreement.

10.3 This Agreement shall be binding upon and inure to the benefit of the Parties hereto and may not be assigned by either Party, without the prior written consent of the other Party.

10.4 The Seller and the Purchaser will each bear its own fees and expenses, including but not limited to legal fees and expenses, incurred in connection with the negotiations, preparation and execution of this Agreement and the transactions contemplated hereby.

10.5 All notices, requests, demands, approvals, waivers and other communications required or permitted under this Agreement must be in writing in the English language and shall be deemed to have been received by a party when:

      (a) sent by facsimile, on the day of dispatch thereof, provided that the transmission is confirmed in writing by the sender's telecopy;

      (b)   delivered by hand, on the day of delivery.

      All such notices and communications shall be addressed as set out below or to such other addresses as may be given by written notice in accordance with this Clause 10.5.

      If to the Purchaser:            Song Networks Holding AB
                                      Attention: Tomas Franzen and Liia Nou
                                      Svardvagen 19, P.O. Box 501
                                      SE-182 15 Danderyd
                                      Sweden
                                      Fax number: +46 8 5631 01 01

      With a copy to:                 Skadden, Arps, Slate, Meagher & Flom LLP
                                      Attention: Hunter Baker
                                      One Canada Square
                                      Canary Wharf
                                      London E14 5DS
                                      England
                                      Fax number: +44 20 7519 7070

      If to the Seller:               Vattenfall AB
                                      Attention: Mats Fagerlund
                                      Birger Jarlsgatan 33
                                      SE-162 87  Stockholm
                                      Sweden
                                      Fax number: +46 8 739 51 22

      With a copy to:                 Advokatfirman Glimstedt
                                      Attention: Jan Litborn
                                      Hovslagargatan 5
                                      P.O. Box 16108
                                      SE-103 22  Stockholm
                                      Sweden
                                      Fax number: +46 8 566 119 49

10.6 The Parties shall not issue any press release or make any public announcement to the news media or financial markets regarding the negotiation and execution of this Agreement, unless the terms of such press release or public announcement have the prior approval of the other Party, which approval shall not be unreasonably withheld, conditioned or delayed; provided, however, that such approval shall not be required if such press release or public announcement is required by applicable law or stock exchange rule, in which case, if reasonably practicable, prior to making such press release or public announcement, such Party shall consult with and consider in good faith the views of the other Party in connection therewith.

11.   TERMINATION

      Either Party has the right to terminate this Agreement with immediate effect upon notice to the other Party in the event that the Restructuring and Investment Agreement is terminated or void for any reason.

12.   GOVERNING LAW AND ARBITRATION

12.1 This Agreement shall be governed by and construed in accordance with the laws of Sweden without regard for any principles of conflicts of laws thereof.

12.2 Any dispute, controversy or claim arising out of or in connection with the Agreement, or the breach, termination or invalidity thereof, shall be settled by arbitration in accordance with the Swedish Act on Arbitration (Sw: lagen om skiljeforfarande).

12.3 The arbitral tribunal shall be composed of three arbitrators. The place of arbitration shall be Stockholm. The language to be used in the proceedings shall be English.

12.4 All meetings and hearings shall be in private unless the Parties agree otherwise. The Parties may not disclose or communicate to any person information concerning the arbitration or the award or information disclosed during the proceedings, other than as required to enforce its rights under the award or prescribed by relevant stock exchange regulation. This information is to be treated as strictly confidential by the parties.

12.5 The decisions or awards of the arbitral tribunal shall be final and binding upon the Parties affected thereby and each of the Parties hereby irrevocably and expressly covenants to comply promptly and in good faith with any and all such decisions or awards.

                                 ____________

IN WITNESS HEREOF, the Parties have caused this Agreement to be duly executed as of the day and year first above written.

This Agreement has been executed in two (2) identical counterparts, of which the Parties hereto have received one each.

VATTENFALL AB


            /s/ Lennart Asander
         ------------------------
Name:      Lennart Asander
Title:     Vice President


SONG NETWORKS HOLDING AB


        /s/ Lars Gronberg                               /s/ Viesturs Vucins
       -------------------------                        ------------------------
Name:  Lars Gronberg                             Name:  Viesturs Vucins
Title: Chairman of the Board                     Title  Board Member